November 12, 2008

VIA EDGAR

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Kevin L. Vaughn

Re:	TriQuint Semiconductor, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 11, 2008
Form 10-Q for the quarter ended June 30, 2008
File No. 0-22660

Dear Mr. Vaughn:

This letter responds to your letter dated October 31, 2008 commenting on TriQuint Semiconductor, Inc.’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended June 30, 2008. In this letter we have recited the staff’s comments in italicized type and have followed each comment with our response.

Form 10-K for the year ended December 31, 2007

General

1.	We note from your disclosure that you recently entered into a credit agreement with Bank of America, N.A. which contains certain covenants. In your applicable future filings, please disclose whether the covenants under the credit agreement would affect your ability to pay dividends or to effect stock repurchases.

Response: We confirm that we will disclose in future filings whether the covenants under the credit agreement affect our ability to pay dividends or to effect stock repurchases. We have disclosed the following in note 12 of Part I, Item 1, “Financial Statements,” on page 12 of our report on Form 10-Q for the quarter ended September 30,

Mr. Kevin L. Vaughn

November 12, 2008

2008: “The Agreement contains non-financial covenants including restrictions on the ability to create, incur or assume liens and indebtedness, make certain investments and dispositions, including payments of dividends or repurchases of stock, change the nature of the business, and merge with other entities.”

Item 11.	Executive Compensation, page 58

2.	We note from the “2007 Grants of Plan-Based Awards Table” on page 30 of the proxy statement that you have incorporated by reference that it appears that your disclosure of the grant date fair value of stock and option awards in the last column might be on a per share basis. In your future filings, please disclose the grant date fair value of the entire award. Refer to Item 402(d)(2)(viii) of Regulation S-K.

Response: We confirm we will disclose in future filings the grant date fair value of the entire award of stock and options granted to named executive officers, in accordance with the instructions in Item 402(d)(2)(viii) of Regulation S-K.

Note 19. Segment Information, page F-36

3.	We note your disclosure of long-lived assets by geographic area. It appears that this disclosure includes both tangible and intangible assets. Please revise this note in future filings to present tangible assets only by geographic area. Refer to paragraph 38.b of SFAS 131 and question 22 in the FASB Staff Implementation Guide to SFAS 131.

Response: We confirm we will revise our note regarding long-lived assets by geographical area in future filings, including our annual report on Form 10-K, to present tangible assets only by geographic area.

Form 10-Q for the quarter ended June 30, 2008

Note 5. Business Combinations, page 5

WJ Communications, page 7

4.	We note that this acquisition resulted in the recognition of a significant amount of goodwill and other intangible assets. As appropriate, please revise future filings to discuss the following:

•	Describe all of the significant factors that contributed to the recognition of goodwill, as required by paragraph 51(b) of SFAS 141.

Mr. Kevin L. Vaughn

November 12, 2008

•	Discuss how you evaluate goodwill for impairment. Refer to paragraphs 19-22 of SFAS 142.

Response: We confirm we will include in future filings:

•	A description of all of the significant factors that contributed to the recognition of goodwill; and

•	A discussion of how we evaluate goodwill for impairment.

We have included the following additional disclosure in note 5 of Part I, Item 1, “Financial Statements,” on page 9 of our report on Form 10-Q for the quarter ended September 30, 2008: “The Company recognized goodwill of $29,851 which represents payment in excess of the fair values of WJ’s assets and liabilities because this acquisition will enable the Company to combine RF power, switching and filtering in cost effective module solutions for base station and other infrastructure applications. The acquisition leverages WJ’s radio frequency/ microwave design expertise with the Company’s technologies to expand the Company’s presence in the communications infrastructure market. The acquisition completes the Company’s RF front-end portfolio for cellular base stations, adds products which complement the Company’s current base station line-up, and provides the Company with a Silicon Valley based design center, which are key aspects of the Company’s networks strategy.”

We have also included the following additional disclosure in note 11 of Part I, Item 1, “Financial Statements,” on page 12 of our report on Form 10-Q for the quarter ended September 30, 2008: “In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, the Company is required to perform an impairment analysis on its goodwill at least annually, or when events and circumstances warrant. Conditions that would trigger an impairment assessment, include, but are not limited to, a significant adverse change in legal factors or in the business climate that could affect the value of an asset or an adverse action or assessment by a regulator. The Company is considered one reporting unit. As a result, to determine whether or not goodwill may be impaired, the Company compares its book value to its market capitalization. If the trading price of the Company’s common stock is below the book value per share at the date of the annual impairment test or if the average trading price of the Company’s common stock is below book value per share for a sustained period, a goodwill impairment test will be performed by comparing book value to estimated market value. If the comparison of book value to estimated market value indicates impairment, then the Company compares the implied fair value of goodwill and other intangible assets to its carrying amount in a manner similar to a purchase price allocation for a business combination. If the carrying amount of goodwill and other intangible assets exceeds its implied fair value, an impairment loss is recognized equal to that excess.”

Mr. Kevin L. Vaughn

November 12, 2008

Item 2. Management's Discussion and Analysis of Financial Condition, page 15

Income Taxes, page 19

5.	We note that you have recorded a full valuation allowance against your deferred tax assets. Please revise future filings to address the following:

•

We note the significance of your operating income in 2006, 2007 and projected earnings for 2008. Please tell us and revise future filings to discuss the business, economic and other pertinent factors as to why management believes its deferred tax assets will not be realized. As appropriate, discuss the factors outlined in paragraphs 20 to 25 of SFAS 109.

•	Revise future filings to discuss any impact the January 2008 dividend distribution made from your Costa Rica subsidiary is likely to have on your financial position and/or liquidity.

Response: We confirm we will include in future filings:

•	A discussion of the business, economic and other pertinent factors as to why management believes our deferred tax assets will not be realized; and

•	A discussion of the effect the January 2008 dividend distribution made from our Costa Rica subsidiary is likely to have on our financial position and liquidity.

We have included the following additional disclosure in Part I, Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Critical Accounting Policies and Estimates—Income Taxes,” on page 19 of our report on Form 10-Q for the quarter ended September 30, 2008: “In assessing the realizability of our deferred tax assets, we considered the four sources of taxable income. Because we have no carryback ability and have not identified any viable tax planning strategies, two of the sources are not available. Reversing taxable temporary differences have been properly considered as the deferred tax liabilities reverse in the same period as existing deferred tax assets. However, reversing the deferred tax liabilities is insufficient to fully recover existing deferred tax assets. Therefore, future taxable income, the most subjective of the four sources, is the remaining source available for realization of our net deferred tax assets.

Mr. Kevin L. Vaughn

November 12, 2008

Significant operating losses in 2005 and prior years, modest earnings levels in recent years that are highly sensitive to changes in the business environment, instances of missed projections, the cyclical nature of our industry and the recent significant economic uncertainties in the market have been important in concluding that projected future taxable income is too uncertain to be used as justification for the realization of deferred tax assets. For example, in the second quarter of 2008, we recorded a pre-tax income that was below the earlier projections. Subsequently, a number of events have made forecasting taxable income even more difficult. The acquisition of WJ, with a prior history of pre-tax losses, created a risk that we would not be able to improve this performance or would fail to integrate it successfully into our operations. The substantial slow down in the world economy has also heightened the risk of a material reduction in business levels. Our customers and competitors have noted similar uncertainties regarding the performance of our industry. In addition, during the second and third quarters of 2008, we added significant capacity and fixed costs to respond to growths in demand, adding more risk to taxable income should sales decline. Finally, our third quarter 2008 earnings were negatively impacted by the unpredictable volatility in platinum pricing which resulted in higher costs that could not be passed on to customers.

During the fourth quarter of 2008, we expect to complete the integration of WJ into our operations. We also expect to complete our operating budget for 2009, late in the fourth quarter of 2008 or early in the first quarter of 2009. Completion of these two activities should clarify our understanding of future profitability expectations and may trigger a reversal of all or a portion of our valuation allowance. However, at the date of this report, we are unable to predict the timing of improvements in the world economy or a decline in volatility of precious metals prices which makes it difficult to accurately forecast taxable income. Seasonally weak first quarter of 2009 performance combined with significant market uncertainty may continue to result in the need for a valuation allowance.”

Form 8-K/A filed August 6, 2008

6.	We note the inclusion of WJ Communications' audited financial statements for the year ended December 31, 2007 as required by Rule 3-05 of Regulation S-X. We further note your presentation of pro forma condensed balance sheets and statements of income for the most recent interim date (i.e. March 31, 2008) as required by Rule 11-02(c) of Regulation S-X. In light of the acquisition date of May 22, 2008, please amend your Form 8-K to include the historical interim financial statements of WJ Communications as of and for the period end March 31, 2008, or tell us why such presentation is not required. Refer to Rule 3-05(b)(2) of Regulation S-X.

Mr. Kevin L. Vaughn

November 12, 2008

Response: In our report on Form 8-K/A (Amendment No. 1) filed August 6, 2008, we incorporated by reference the unaudited condensed consolidated balance sheets of WJ Communications as of March 30, 2008, the unaudited condensed consolidated statements of operations and cash flows of WJ Communications for the three-month period ended March 30, 2008, and the notes related thereto on the basis of the SEC’s Telephone Interpretation M.10, which provides that an issuer may incorporate by reference into its own Exchange Act documents any information contained in the filed documents of another issuer.

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We acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *  *

If you have any questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 615-9400.

Very truly yours,

/s/ Ralph G. Quinsey
Ralph G. Quinsey
President and Chief Executive Officer TriQuint Semiconductor, Inc.

cc (w/o enc.):   John R. Thomas (Perkins Coie LLP)

                         Roy W. Tucker (Perkins Coie LLP)